August 13, 2025

David Fortunato
Chief Executive Officer
Wealthfront Corporation
261 Hamilton Avenue
Palo Alto, CA 94301

       Re: Wealthfront Corporation
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted on July 28, 2025
           CIK No. 0001524566
Dear David Fortunato:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 16, 2025 letter.

Amendment No. 1 to Draft Registration on Form S-1
Prospectus Summary
Our Clients
Our Client Have Long-Term, page 8

1. We note your response to prior comment 3. Please discuss in more detail how Covid
       19 and other factors caused your cash assets to drop to almost zero from 2018 to 2019 and then remain that way until 2022, before increasing again, or advise. August 13, 2025
Page 2
Our Clients Have Evolving Financial Needs, page 9

2. We note the response to prior comment 4. Please revise to address how the respective taxes for each of the individual clients is determined in the
determination of    net-of-
       fee after tax returns.
Diverse Financial Products, page 10

3.     We note your response to prior comment 9. You state on page 11 that you
"sweep
       clients    cash deposits across a large number of program banks." We
also note in your
       response that you say the deposits are placed in the program banks according to an allocation model run by your sweep provider. Please explain to us if the sweep provider is a third party, or if the sweep provider is part of your business. Please also explain if you have contractual agreements with the specific program banks, or if the sweep provider does. Disclose if there are any agreements pertaining to the revenue you will make off of the sweeping programs, or any agreements with you customers as to what portion of the interest rate you pass along to your customers. Describe to us how the program banks are chosen and frequency with which the banks that you sweep clients cash into change, and typically how long the cash stays deposited in a given bank. Also please explain to us why you do not identify the banks that you
       "sweep a greater percentage of [y]our clients    cash account assets
into" in your filing.
       Please provide risk factor disclosure for any material risks associated with a concentration of deposits at certain banks, or advise. Please also clarify if any of the customer's cash that is in cash management with you is considered deposited with you at times, and not with a bank.
Our Platform
Borrowing and Lending, page 11

4. We note the disclosure that you offer clients a way to borrow against their securities and earn income by lending securities they own. Please clarify if the borrowing and earning is in cash amounts, or other assets.
Our Business Model Drives Our Greatest Advantage, page 14

5. We note your disclosure on page 16 that you had an annual client retention rate of over 95% for each of fiscal year 2024 and fiscal 2025. Please revise your disclosure to clarify how such retention rate is determined, particularly in light of the fact that a client can still be considered a "Funded Client" even if their account has a zero balance.
Risk Factors
We are directly and indirectly exposed to fluctuations in interest rates, page
38

6. We note your response to prior comment 13 and your response that the current interest rate environment does not impose any particular risk or have a material impact on your business. However, on page 108, you disclose that in June 2024, you reduced the client borrowing rate for your portfolio line of credit products, which caused your net interest margin revenue to decline in the fiscal year ended January 31, 2025, compared to the prior year. Please reconcile this apparent inconsistency, or advise.
 August 13, 2025
Page 3
Our cash management products and services, page 46

7. We note your disclosure that you are not a bank and do not provide banking services or products, but you do offer some cash management services related to your bank partnerships. Please disclose in an appropriate place in the document how you clarify this to customers, including if they are made aware of the specific banking partners their services are offered through. Please also discuss if and how you make money through these cash management services.
Risks Related to Our Cash Management Products and Services
Our cash management products and services, page 46

8. We note your response to prior comment 14 and your statement that, in order to facilitate your banking partners' compliance with federal banking agencies, you commit to cooperate in the examination of such partners by federal banking agencies.
       However, please also clarify whether you directly are, or may be,subject to regulatory oversight by the primary regulator of the partner bank or program banks. To the extent you are subject to regulatory oversight, please explain the aspects of your business that are subject to oversight and the scope of the oversight.
Errors in Wealthfront Advisors LLC's automated advisory services, page 49

9. Please also revise to discuss any potential risks related to the computer algorithms that administer a portfolio, if applicable.
Management's Discussion and Analysis
Our Revenue Model
Cash Management, page 99

10. We note your disclosure on page 99 that you generate revenue from cash account fees earned from the program banks where each program bank pays you a rate that is equal to a major interest rate benchmark plus a fixed negotiated premium that they are
       willing to pay on client   s cash that is swept to them. You also state
that by passing
       along the majority of the wholesale rates paid by the program banks, you have been able to offer your clients a predictable and more attractive rate. Please address the following:
           Provide us with a fulsome accounting analysis supporting the revenue stream earned from your cash management services, including who you determined was the customer under the arrangement and how you determined it was appropriate to
           record cash account fees earned from the program banks on a    net
 basis.
           Describe to us the cash flows for the revenues earned from the program banks. For example, explain whether the program banks pay you the gross amount
           (interest rate benchmark plus the fixed premium), and if so, tell us how and when the cash flow payments to your clients are made, and by whom. Provide us with your accounting analysis supporting your policy to record
           consideration paid to clients for receiving a referral as a reduction to cash management revenue and consideration paid to clients for referring a new client as a marketing cost.
 August 13, 2025
Page 4
11. On page 46 you discuss that you offer a cash account in connection with your program banks and your partnership with two banking partners. Your disclosure further states that your banking partner establishes direct banking relationships with your clients and provides services that include a Wealthfront-branded debit card,
       ATM network access and mobile check deposit, while the other banking partner provides limited ACH capabilities and does not have a direct banking relationship with your clients. Please tell us the key terms and contractual relationships between you, the program banks, and each of your two banking partners. Your response should address the following, along with all other key aspects and financial arrangements of the contracts:
           Tell us the financial arrangement between you and each of the two banking partners, including how the fees are determined, how often they are paid, and where they are presented in your Consolidated Statement of Operations.
           Tell us the relationship and fee streams, if any, between the program banks and the two banking partners for the cash account service.
12. Please revise to indicate if the instant withdrawals may be limited and possibly subject to a fee charged by the receiving institution for the withdrawal request as it relates to the use of the RTP Network and FedNow.
13. We note your response to prior comment 21 and the revised disclosure regarding the rates paid by program banks in connection with your cash suite program. Please disclose the structure and variability of these fees, including the portion of the interest you retain before passing rates on to clients, or advise. For instance, please revise to disclose:
           The range of fees or rates received from program banks and how they are calculated;
           Whether the premium varies by program bank or over time;
           How frequently the premium is renegotiated or adjusted and whether it is fixed or floating relative to the benchmark;
           Any historical range or average of fees earned in recent periods;
and
           How the portion of the interest retained is determined, including whether it is fixed or variable.
Funded clients, page 103

14. We note your response to prior comment 1. Please disclose the percentage of funded clients that have an account balance of zero, or advise.
Marketing, page 108

15. We note the response to comments 28 and 29. We further note that marketing expenses accounted for approximately 28% and 16% of total costs and operating expenses in the fiscal years ended January 31, 2025 and 2024, respectively. Please revise to also separately disclose the dollar amount, as well as the individual cost components (e.g. client referral expenses), of performance and brand advertising, personnel-related costs, and allocated overhead recognized during the periods presented.
 August 13, 2025
Page 5

Other Revenue, page 109

16. Given the material amounts of funds owed to you from clients as a direct result of the
       margin lending activities, disclosed as    Due from Clients    on the
balance sheet, please
       revise to provide information addressing the average margin lending rates earned and the funding costs incurred under the lending arrangement with RBC.
17. In addition, please revise to disclose the volume of activity for the margin lending activities for each of the periods presented. These disclosures should include new loans originated as well as repayments made and any loan write-offs for the periods presented. Please also discuss the nature and terms of the omnibus margin lending arrangement with RBC Clearing and Custody.
Total Costs and Operating Expenses Cost of Revenue, page 109

18. We note the response to prior comment 33. Please revise to provide a detailed discussion of the reasons for the changes in cash management costs and the brokerage platform costs during the periods presented. Further, please revise to quantify, in dollar terms, the different types of costs representative of the cost of revenue during the periods presented.
Business
Our Clients, page 124

19.    We note your response to prior comment 36. Please clarify what you mean by
          attractive net-of-fee after tax returns    and identify the
benchmarks or peer
       comparisons used to support this statement. Additionally, explain how you define
          attractive yield on cash,    including time periods, interest rate
sources and
       competitors considered in making this claim.
Our Platform, page 126

20. We note your response to prior comment 37. Please revise your disclosure to:
           Clarify whether and how you evaluate or estimate cost savings attributable to automation. If such savings are not quantified or not directly tied to your advisory fee structure, please revise your disclosure to ensure it does not imply a measurable or causal relationship.
           Explain the extent to which automation has influenced your advisory fee levels as compared to other factors such as your business model, target client base or pricing strategy.
21. We note your response to prior comment 38. Please advise if your customers are made aware of the banking partner through which you provide the debit card, ATM network access, etc.
22. We note your response to prior comment 40 and the footnote (footnote 23 on page
       129) indicating that your lower interest rate claim is based on competitor rates as of
       July 18, 2025 from four large financial institutions offering comparable margin lending products. However, your disclosure still does not provide sufficient detail to support the statement that you are able to offer lower rates "due to automation." Please revise your disclosure to:
 August 13, 2025
Page 6

             Describe in greater detail the specific aspects of your automation that contribute to lower rates, including the nature of any operational efficiencies or cost savings, and how those factors directly impact pricing.
             Clarify whether the rate differential is primarily attributable to automation or to other factors such as your target client profile, marketing strategy, or other elements of your business model.
             Expand the competitor rate comparison to explain how the competitor data was selected, whether it reflects standard or promotional rates, and whether it is representative of industry averages.
             Indicate whether your rates have consistently been lower than competitors' rates over time, or whether the comparison reflects a specific point in time.
Investment Advisory, page 128

23. Please revise to disclose the individual level of capital losses available that can be utilized for tax loss harvesting purposes in any calendar year. In addition, provide information to support the disclosures that the losses generated from tax-loss harvesting produce benefits that are often a multiple (e.g. approximately
7.5 times) of
      the .25% investment advisory fee and address the support for the $1 billion in tax savings (on page 137).
Competition, page 142

24. We note your response to prior comment 42 indicating that you do not view traditional financial advisors as competitors because your clients are primarily digital
      natives who prefer a digital mobile experience and may not meet the minimum investment requirements of such advisors. Please revise to explain the basis for this conclusion, including any supporting data or analysis, and discuss whether traditional advisors or hybrid models could nonetheless serve your target clients.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition
Other Revenue, page F-9

25. We note your disclosure on page F-9 that other revenue consists of net interest margin revenue and proxy distribution revenue, where net interest margin revenue is earned
      from clients    borrowings on margin, less interest expense incurred
related to the
      funding costs associated with the margin loans. Tell us the authoritative literature you relied upon for presenting net interest margin as a component of other revenue, rather than interest income recorded gross as part of revenue. In addition, tell us the amount of gross interest income and gross interest expense recognized in conjunction with the margin lending activities for the periods presented.
 August 13, 2025
Page 7

       Please contact Victor Cecco at 202-551-2064 or Marc Thomas at 202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Michael Brown